Filed by Gabelli ETFs Trust

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gabelli Innovations Trust

File Nos. 811-23395 and 333-228684

GABELLI INNOVATIONS TRUST

Gabelli Media Mogul Fund

(the “Fund”)

Supplement dated December 16, 2025, to the Fund’s
Statutory Prospectus and Statement of Additional Information

This supplement amends certain information in the Fund’s statutory prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”), each dated January 28, 2025. Unless otherwise indicated, all other information included in the Prospectus and SAI, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and SAI, as applicable.

On December 8, 2025, the Board of Trustees (the “Board”) of the Gabelli Innovations Trust (the “Trust”) approved the reorganization of the Fund into Gabelli Opportunities in Live and Sports ETF (the “GOLS ETF”), a series of Gabelli ETFs Trust. The GOLS ETF is a newly created exchange-traded fund that is expected to launch in early January 2026 and will be managed by Gabelli Funds, LLC, the same investment adviser that manages the Fund.

The Fund and the GOLS ETF have the same investment objective but different principal investment strategies, risks and investment restrictions and policies. In particular, while the Fund has a policy to invest, under normal market conditions, at least 80% of its net assets, plus borrowings for investment purposes, in the media industry and has a fundamental policy to concentrate in the media industry, the GOLS ETF has a policy to invest, under normal market conditions, at least 80% of the value of its net assets in securities of companies principally engaged in the group of industries comprising the live media and entertainment and sports sectors and has a fundamental policy to concentrate in the group of industries comprising the live media and entertainment and sports sectors.

The Board determined that participation in the Reorganization is in the best interests of the Fund and that the interests of the existing shareholders of the Fund will not be diluted as a result of the Reorganization.

The Reorganization has been approved by shareholders that, together, own the majority of the outstanding shares of the Fund. As a result, the Fund is not seeking further shareholder approval.

The Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization (the “Plan”), and completion of the Reorganization is subject to a number of conditions under the Plan.

The Reorganization is expected to occur in the first quarter of 2026, and is expected to be a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Reorganization, the Fund will provide shareholders with a combined information statement/prospectus that describes in detail the Reorganization and the GOLS ETF and summarizes the Board’s considerations in approving the Reorganization. The combined information statement/prospectus will be included in a registration statement on Form N-14 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After the materials are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. The materials will also be available at www.gabelli.com, and paper copies can be obtained at no charge by calling (800) 422-3554.

This communication is for informational purposes only and is not an offer to sell, or a solicitation of an offer to buy, shares of the GOLS ETF, nor is it a solicitation of any proxy. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Because the Fund is expected to reorganize into the GOLS ETF on the date of the Reorganization, you should consider the appropriateness of making a new or subsequent investment in the Fund prior to such date. You should consider the investment objectives, risks, strategies, fees and expenses of the GOLS ETF and/or the Fund carefully before investing.

SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE